Mail Stop 4561

      April 26, 2006



Mr. Lawrence Kreider
Chief Financial Officer
Affordable Residential Communities, Inc.
600 Grant Street, Suite 900
Denver, CO  80203

Re:	Affordable Residential Communities, Inc.
Amendment No. 1 to Registration Statement on Form S-11
      Filed April 25, 2006
      File No. 333-129254


Dear Mr. Kreider:

      We have reviewed your first response letter dated April 25, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-11

Financial Statements

Senior Exchangeable Notes Due 2025

1. We note your response to prior comments 1 and 2. Please revise your notes to the financial statements within an amended filing on Form S-11 to disclose the terms of your liquidated damages provision and the total maximum amount of cash payments that could be payable under this provision. Reference is made to paragraph 4 of SFAS 129.
Additionally, advise us how you have accounted for the liquidating damages provision within your financial statements and give consideration to disclosing the same within your filing.
	As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments
on the financial statements and related matters.  Please contact
Elaine Wolff, legal Branch Chief, with any other questions at
(202)
551-3495.


								Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Lawrence Kreider
Affordable Residential Communities, Inc.
April 26, 2006
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